GULF CHRONIC CARE INC.

12465 South Fort Street, Suite 240

PO Box 1382

Draper, Utah 84020

March 19, 2019

VIA EMAIL and EDGAR UPLOAD

Reganr@sec.gov

Mr. Ruairi Regan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GULF CHRONIC CARE INC. Draft Offering Statement Filed February 15, 2019 File No. 367-00196

Dear Mr. Regan:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of March 13, 2019. Gulf Chronic Care, Inc (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of March 13, 2019, the Company responds as follows:

Capitalization Page 8

1.       We note that the second column of information is based upon the receipt of net proceeds of the minimum offering of 5 million shares. Please reconcile with the offering circular cover page, which reflects there is no minimum to this offering.

Response: See revisions to the “Capitalization” section of the circular removing the word minimum.

Plan of Distribution Page 8

2.       Please describe how you plan to distribute the securities. Refer to Item 5(c) of Part II of Form 1-A or advise.

Response: See revisions to the “Plan of Distribution” section. The following has been added: “Distribution of securities will be obtained through word of mouth, crowd funding, electronic solicitation through digital marketing, and phone solicitation.”

Business, Page 11

3.        Please clarify how you intend to automatically capture data and ensure regular testing, as referenced in the first paragraph in this section. Include a description and sources of the device and lancets you intend to use. Please clarify what hurdles for approval remain for the device and what process will take 3 to 6 months, as referenced on page 14.

Response: Revisions and changes were made in paragraph “Planned Sources of Revenues and Additional Expenses”

●	“Each diabetic receives a device and a 90-day supply of lancets, test strips and calibration solution upon joining.”

●	“The testing supplies are unique to the device so the Company provides the test strip, calibration solution and lancets as part of its service.”

●	“The device is operational, both for data collection and two-way voice capabilities. The data collection function is working properly and device is transmitting readings and accurately recording them in sample accounts.”

●	“Due to the device being operational the comment about a period of time for approval for the device was removed from “Planned Sources of Revenues and Additional Expenses”

4.       Please clarify whether you currently provide any of the services described in the second paragraph including whether you employ any persons to provide these services. To the extent you do not yet provide these services, please describe your plan of operations for the next twelve months. See Item 9(c) of Part II of Form 1-A.

Response: See revisions made in “Business” on page 11. Specifically a new paragraph that states:

The Company is not currently providing real-time monitoring to customers nor does it currently have the staff in place to do so. The device is operational, both for data collection and two-way voice capabilities. The data collection function is working properly and device is transmitting readings and accurately recording them in sample accounts.

The Company is not currently providing services to the market. Gulf Chronic Care is exploring launch opportunities both domestically and abroad, specifically in the Gulf Cooperation Council countries, where it has relationships that, the Company believes, desire the Company’s services.

The Company is currently exploring these opportunities and will execute its business plan based upon the best opportunity presenting itself. Once it is determined which location to begin operations in, which will occur over the next 90 days, the Company will establish a CareHQ and begin to service accounts. Initially, the Company will offer a pilot contract which should be not more than 500 members to get a baseline of operations prior to expanding. This process will take 180 days and allow the Company to build in an organized manner, adding and training employees as needed, and expanding into the chosen market in a methodical fashion with the goal of managing 1,000 diabetics after 1 year of operations.

The Company’s goal is to have 5,000 members by the end of the second year of operations and employees will be added as growth occurs to best serve customers as well as ensure a stable business and growth rate.

General

5.        Please include the disclosure required by Part III of Form 1-A including exhibits and signatures as required by Items 16, 17 of Part III and Signatures of Form 1-A.

Response: See signatures section was added on page 18:

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, Thereunto duly authorized, in the City of Draper, State of Utah, on February 13, 2019.

/s/ Jim Dalton

Chairman of the Board

/s/ Max Rockwell

CEO

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Max Rockwell
CEO